Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-8088 JAPAN
Telephone : (03) 3817-   Fax : (03) 3811-

Feb 2, 2004

04012620

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

04 FEB -5 AM 7:21

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

Very truly yours,

Hirokazu Kanai

Hirokazu Kanai
Director,
Finance & Accounting Division
Eisai Co., Ltd.

dlw 2/9

#000010-10 ZAB 200 U

04 FEB -5 AM 7:21

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
QUARTERLY FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
January 30, 2004

On January 30, 2004, Eisai Co., Ltd., announced quarterly consolidated financial results for the fiscal year ending March 31, 2004.

- Eisai Co., Ltd., is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, President and Chief Executive Officer
- Inquiries should be directed to: Hiroyuki Mitsui, Vice President, In Charge of Public Relations, General Affairs

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5085
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED QUARTERLY FINANCIAL RESULTS (October 1, 2003 – December 31, 2003)

1. NOTES TO PREPARATION OF THE QUARTERLY FINANCIAL REPORT

(1) There have been no changes in accounting methods used by the Company during the quarterly period.
(2) There have been no changes in the number of consolidated subsidiaries and associated companies accounted for by the equity method.

2. QUARTERLY FINANCIAL RESULTS

(1) RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
October 1, 2003-December 31, 2003	¥129,976 mil.	10.4%	¥24,882 mil.	15.2%	¥25,033 mil.	15.1%
October 1, 2002-December 31, 2002	¥117,747 mil.	–	¥21,591 mil.	–	¥21,739 mil.	–

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
October 1, 2003-December 31, 2003	¥15,484 mil.	19.6%	¥53.07	¥53.07
October 1, 2002-December 31, 2002	¥12,943mil.	–	¥44.79	¥44.34

Notes: 1. Percentage increase (decrease) is a comparison to the quarterly period ended December 31, 2002.
2. The third quarterly results for fiscal year 2002 are provided as reference data because the Company has initiated disclosure of its quarterly results from the current financial year.

(2) CASH FLOW CONDITION

Period	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
October 1, 2003-December 31, 2003	¥3,754 mil.	(¥9,203 mil.)	¥5,444mil.	¥138,102 mil.
October 1, 2002-December 31, 2002	¥6,180 mil.	(¥2,918 mil.)	(¥4,305 mil.)	¥103,184 mil.

(REFERENCE DATA 1)
NON-CONSOLIDATED RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Operating Income	Ordinary Income	Net Income
October 1, 2003-December 31, 2003	¥80,187 mil.	¥19,279 mil.	¥19,160 mil.	¥12,684 mil.

All figures less than 1,000,000 yen have been omitted.

2. CONSOLIDATED FINANCIAL RESULTS OF THE THREE QUARTERS (April 1, 2003 – December 31, 2003)

1. NOTES TO PREPARATION OF THE FINANCIAL REPORT OF THE THREE QUARTERS

(1) There have been no changes in accounting methods used by the Company during the period.
(2) There have been no changes in the number of consolidated subsidiaries and associated companies accounted for by the equity method.

2. FINANCIAL RESULTS OF THE THREE QUARTERS

(1) RESULTS OF OPERATIONS OF THE THREE QUARTERS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2003-December 31, 2003	¥377,745 mil.	7.3%	¥65,855 mil.	6.2%	¥65,693 mil.	6.3%
April 1, 2002-December 31, 2002	¥352,182 mil.	–	¥62,030 mil.	–	¥61,825 mil.	–
April 1, 2002-March 31, 2003	¥466,613 mil.		¥75,863 mil.		¥ 76,137 mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2003-December 31, 2003	¥40,343 mil.	14.6%	¥138.26	¥138.26
April 1, 2002-December 31, 2002	¥35,191mil.	–	¥121.32	¥120.08
April 1, 2002-March 31, 2003	¥41,027 mil.		¥141.16	¥139.85

Notes: 1. Percentage increase (decrease) is a comparison to the corresponding period ended December 31, 2002.
2. The results for the three quarters of fiscal year 2002 are provided as reference data because the Company has initiated disclosure of its quarterly results from the current financial year.

(2) FINANCIAL POSITION

Period	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
April 1, 2003-December 31, 2003	¥ 608,487 mil.	¥419,427 mil.	68.9%	¥1,437.48
April 1, 2002-December 31, 2002	¥558,281mil.	¥376,932 mil.	67.5%	¥1,305.42
April 1, 2002-March 31, 2003	¥591,721 mil.	¥388,247 mil.	65.6%	¥1,330.34

All figures less than 1,000,000 yen have been omitted.

(3) CASH FLOW CONDITION

Period	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
April 1, 2003-December 31, 2003	¥49,597 mil.	(¥24,504 mil.)	¥9,979mil.	¥138,102 mil.
April 1, 2002-December 31, 2002	¥25,746 mil.	(¥20,901 mil.)	(¥18,930 mil.)	¥103,184 mil.
April 1, 2002-March 31, 2003	¥57,606 mil.	(¥27,721 mil.)	(¥19,829 mil.)	¥127,271 mil.

(REFERENCE DATA 1)
NON-CONSOLIDATED RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Operating Income	Ordinary Income	Net Income
April 1, 2003-December 31, 2003	¥234,004 mil.	¥55,697 mil.	¥55,183 mil.	¥35,557 mil.

Period	Total Assets	Shareholders' Equity
April 1, 2003-December 31, 2003	¥504,233 mil.	¥407,736 mil.

3. FORECASTED CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2004

Period	Net Sales	Ordinary Income	Net Income	Earnings per Share (EPS)
April 1, 2003-March 31, 2004	¥508,000 mil.	¥82,500 mil.	¥50,000 mil.	¥171.13

(REFERENCE DATA 2)
FORECASTED NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2004

Period	Net Sales	Ordinary Income	Net Income
April 1, 2003-March 31, 2004	¥300,000 mil.	¥65,000 mil.	¥40,000 mil.

Period	Dividends per Share	
	Year End	Annual
April 1, 2003-March 31, 2004	¥18.00	¥36.00

Note: The forward-looking statements contained in this report are based on information available to the Company at the time they were issued, and actual results could differ materially from these statements due to changes in economic conditions, foreign exchange rates, conditions affecting the pharmaceutical industry including revisions of the pharmaceutical affairs system, and other factors.

All figures less than 1,000,000 yen have been omitted.

[Current Quarter Financial Highlights] (October 1, 2003 – December 31, 2003)

- Consolidated net sales during the quarter amounted to ¥129,976 million which was a 10.4% increase compared to the corresponding period last year. With respect to net sales to external customers by each geographic area, Japanese sales turned upward to ¥70,600 million, a 5.9% increase from a year earlier due to the growing sales of *Pariet,* a proton pump inhibitor. The North American market continued growing with sales reaching ¥47,476 million, up 13.2% despite the impact of the yen's appreciation. The European, Asian and other markets also showed growth.

- Regarding consolidated net sales of main products, sales of *Aricept*, an Alzheimer's disease treatment, increased to ¥35,002 million, up 9.6% year-on-year. Net sales for the quarter in Japan reached ¥7,937 million, up 29.4%; however, those in North America declined 3.6% to ¥20,472 million. Sales of *Pariet* (U.S. brand name: *Aciphex*) expanded 45.9% to ¥34,979 million. In Japan, net sales for the quarter jumped to ¥5,688 million, up 257.0%, and those in North America rose to ¥26,708 million, up 31.7% year-on-year.

- With respect to expenses, continuing aggressive research and development resulted in an increase of 15.6% to ¥17,059 million; selling, general and administrative expenses came to ¥62,119 million which was an increase of 13.1 %; cost of goods sold came to ¥25,915 million and was a ¥557 million reduction from a year earlier. The sales cost ratio was 19.9%, a 2.5-point % decrease from a year earlier.

- Operating income for the quarter came to ¥24,882 million, a 15.2% increase; ordinary income came to ¥25,033 million, a 15.1% increase; net income amounted to ¥15,484 million, a 19.6% increase; and earnings per share came to ¥53.07, a ¥8.28 increase from the previous year period.

- Net cash provided by operating activities in the quarter was ¥3,754 million, a decrease of ¥2,426 million from the preceding year principally due to an increase of income taxes paid. Cash flows from investing activities totaled ¥9,203 million, up ¥6,284 million year-on-year due to an increase in the acquisition of tangible fixed assets and other activities. Net cash used in financing activities such as the payment of dividends amounted to ¥5,444 million.

[The Three Quarters Financial Highlights] (April 1, 2003 – December 31, 2003)

- Consolidated sales for the three quarters resulted in ¥377,745 million, which was a 7.3% increase from a year earlier. Sales to external customers by each geographic area grew, with an increase of 0.9% in Japan, a 13.9% increase in North America, a 27.5% increase in Europe, and a 6.4% increase in Asia and other regions year-on-year.

- Regarding net sales of main products, sales of *Aricept* reached ¥103,580 million, up 20.2% year-on-year. Sales of *Aciphex/Pariet* also expanded to ¥98,909 million, up 21.1%.

- With respect to expenses, research and development expenses increased 18.7% to ¥50,601 million; selling, general and administrative expenses came to ¥187,778 million, an increase of 11.6 %; costs of goods sold came to ¥73,509 million and was a ¥5,821 million reduction from the previous year period. The sales cost ratio was 19.5% which was a 3.1-point % decline from the previous year period.

- Operating income was ¥65,855 million, a 6.2% increase; ordinary income came to ¥65,693 million, a 6.3% increase; and net income came to ¥40,343 million, a 14.6% increase.

- Earnings per share came to ¥138.26, which was a ¥16.94 increase from the previous year period.

[Segment Information]

(Net sales for each segment are those to external customers.)

(1) Performance by operating segment

Pharmaceuticals segment

Net sales of *Aricept* and *Aciphex/Pariet* registered growth in every region. Consequently, sales increased 8.4% to ¥360,193 million, and operating income in the segment came to ¥67,081 million, which was an increase of 6.3% year-on-year.

Other segments

Sales in other segments came to ¥17,552 million yen, a decline of 12.0% over the previous year period, while operating income increased 13.8% to ¥ 1,056 million.

(2) Performance by geographic area

Japan: Sales in Japan amounted to ¥199,660 million, up 0.9%, while operating income came to ¥59,520 million, down 4.1%. Sales of *Aricept* climed to ¥21,600 million, up 27.0%, and *Pariet* sales soared to ¥11,539 million, up 150.9% respectively.

North America: Sales in North America climbed 13.9% to ¥144,340 million and operating income soared 299.8% to ¥8,050 million. Sales of *Aricept* amounted to ¥62,762 million, an increase of 14.8%, and sales of *Aciphex* came to ¥80,668 million, an increase of 13.4% respectively.

Europe Sales in Europe rose 27.5%, to ¥26,542 million, and operating income jumped to ¥2,617 million, an increase of 51.4%. Sales of *Aricept* surged to ¥17,390 million, an increase of 36.6% and sales of *Pariet* advanced to ¥5,491 million, an increase of 11.3%.

Asia and other regions

Sales in Asia and other regions amounted to ¥7,201 million, up 6.4%, while operating income declined 0.8% to ¥1,459 million. Sales of *Aricept* increased 6.1%, to ¥1,826 million, and sales of *Pariet* rose 20.9%, to ¥1,209 million.

Total overseas sales, excluding Japan, grew to ¥178,084 million, an increase of 15.4%, accounting for 47.1% of the Company's total net sales.

[Cash flow]

Net cash generated by operating activities during the three quarters amounted to ¥49,597 million, an increase of ¥23,851 million from a year earlier. Income before income taxes rose to ¥10,815 million from a year earlier to ¥68,595 million. Meanwhile, depreciation and amortization expenses came to ¥13,505 million which remained at almost the same level as the corresponding period of the previous year, while income taxes paid came to ¥43,689 million.

Cash flows from investing activities totaled to ¥24,504 million, up ¥3,602 million year-on-year, out of which ¥16,077 million was used for the acquisition of tangible fixed assets. Meanwhile, net cash used in financing activities including the payment of dividends amounted to ¥9,979 million, a decrease of ¥8,950 million.

As a result of operating, investing and financing activities, cash and cash equivalents at the

end of the period under review increased by ¥10,830 million from the previous year to ¥138,102 million.

[Research and development]
We are proceeding with multiple Phase II clinical trials in Japan, the United States and Europe for the compounds with potential to become Eisai's next global products, including E5564, an endotoxin antagonist for the treatment of sepsis, E7070, an anticancer agent as a monotherapy as well as a combination therapy, and E2007, targeted at Parkinson's disease, multiple sclerosis and epilepsy.

Within our focus areas of neurology, gastroenterology, and oncology, we started Phase II clinical trial of E0167, a compound for the prevention of recurrence of tumors after treatment of hepatocellular carcinoma, and E2014 for the treatment of cervical dystonia in November 2003 in Japan. In other fields, we initiated Phase II trials for the treatment of rheumatoid arthritis, D2E7, and an ultrasound medium, E7210, in November.

In addition, we are proactively working on the development for new indications and formulations of existing products. In December 2003, we submitted NDAs to the U.S. Food and Drug Administration (FDA) for new formulations of *ARICEPT* including a rapid disintegration (RPD) tablet, and submitted an application for a RPD tablet of the product to the Medicines and Healthcare products Regulatory Agency (MHRA) in the U.K., which will act as the reference European Union member state for the mutual recognition procedure. With respect to an additional indication of *Pariet,* we submitted an application for the treatment of Zollinger-Ellison syndrome (ZES) and other pathological hypersecretory conditions to MHRA in December 2003.

Furthermore, Eisai and its subsidiaries, Sanko Junyaku Co., Ltd., and Palma Bee'Z Research Institute Co., Ltd., concluded a licensing agreement with OncoTherapy Science, Inc. (OTS), which approves Palma Bee'Z Research Institute to utilize lung cancer gene information collected through studies by OTS for its product development of gene diagnostics using the novel gene amplification technology.

[Outlook for the fiscal year 2003]

	Updated forecast	Changes YoY (%)
Net sales	¥508,000 million	+8.9
Operating income	¥83,000 million	+9.4
Ordinary income	¥82,500 million	+8.4
Net income	¥50,000 million	+21.9

In connection with forecast for the full fiscal year ending March 2004, given the progress during the third quarter made as planned, no revisions have been made to the financial projection announced in the semiannual disclosure in November 2003, although business conditions are expected to be challenging due to fluctuation in foreign exchange rates and the preceding impact of the coming National Health Insurance (NHI) reimbursement price revision scheduled for April 2004. The Company strives for further growth through boosting sales of *Aricept and Pariet/Aciphex*, and improving efficiency in managerial resource.

EISAI CO., LTD.
1-1) CONSOLIDATED BALANCE SHEET (ASSETS)

	March 31, 2003			December 31, 2003			Increase (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
ASSETS							
Current assets:							
Cash and time deposits		¥101,263			¥73,215		
Accounts and notes receivable-trade		149,049			140,159		
Short-term investments		35,335			72,131		
Inventories		35,061			34,519		
Deferred tax assets		19,285			17,828		
Other current assets		9,187			10,564		
Allowance for doubtful receivables		(201)			(201)		
Total current assets		348,981	59.0		348,217	57.2	(763)
Fixed assets:							
Property, plant and equipment							
Buildings	57,155			58,301			
Machinery and vehicles	22,486			20,997			
Land	19,097			18,884			
Construction in progress	4,464			8,019			
Others	8,480	111,685	18.9	8,446	114,648	18.9	2,963
Intangible assets		16,035	2.7		14,832	2.4	(1,202)
Investments and other assets							
Investment securities	66,994			82,618			
Long-term loans receivable	98			91			
Deferred tax assets	18,778			18,163			
Other assets	30,077			30,932			
Allowance for doubtful receivables	(929)	115,019	19.4	(1,017)	130,788	21.5	15,769
Total fixed assets		242,739	41.0		260,270	42.8	17,530
Total		¥591,721	100.0		¥608,487	100.0	¥16,766

EISAI CO., LTD.

1-2) CONSOLIDATED BALANCE SHEET

(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

	March 31, 2003		December 31, 2003		Increase (Decrease)
Account Title	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES					
Current liabilities:					
Accounts and notes payable-trade	¥16,134		¥17,699		
Short-term borrowings	35		31		
Current portion of straight bonds	100		100		
Accounts payable-other	41,145		40,324		
Accrued expenses	22,595		19,566		
Accrued income taxes	23,026		7,988		
Reserve for sales rebates	37,574		32,528		
Other reserves	796		986		
Other current liabilities	4,584		7,792		
Total current liabilities	145,992	24.7	127,017	20.9	(18,975)
Long-term liabilities:					
Deffered tax liabilities	344		1,115		
Liability for retirement benefits	45,417		49,131		
Retirement allowances for Directors	1,764		1,801		
Other long-term liabilities	622		703		
Total long-term liabilities	48,148	8.1	52,750	8.7	4,602
Total liabilities	194,140	32.8	179,767	29.6	(14,372)
Minority Interests	9,332	1.6	9,292	1.5	(40)
Shareholders' equity:					
Common stock	44,985	7.6	44,985	7.4	_
Capital surplus	55,222	9.3	55,222	9.1	_
Retained earnings	302,669	51.2	333,025	54.7	30,356
Net unrealized gain (loss) on available-for-sale securities	1,424	0.2	6,236	1.0	4,811
Foreign currency translation adjustments	(1,502)	(0.2)	(5,465)	(0.9)	(3,962)
Treasury stock	(14,551)	(2.5)	(14,578)	(2.4)	(26)
Total shareholders' equity	388,247	65.6	419,427	68.9	31,179
Total	¥591,721	100.0	¥608,487	100.0	¥16,766

EISAI CO., LTD.
2. CONSOLIDATED STATEMENTS OF INCOME
The Third Quarter for 2002 and 2003 (for three months)

Account Title	October 1, 2002 - December 31, 2002 (Millions of Yen)		(%)	October 1, 2003 - December 31, 2003 (Millions of Yen)		(%)	Increase (Decrease) (Millions of Yen)
Net sales		¥117,747	100.0		¥129,976	100.0	¥12,229
Cost of sales		26,434	22.5		25,926	19.9	(508)
Gross profit on sales		91,312	77.5		104,050	80.1	12,738
Provision of reserve for sales returns		37	0.0		(10)	(0.0)	(48)
Gross profit		91,274	77.5		104,061	80.1	12,786
Selling and general administrative expenses							
Research and development expenses	14,756			17,059			
Other	54,926	69,683	59.2	62,119	79,179	61.0	9,496
Operating income		21,591	18.3		24,882	19.1	3,290
Non-operating income		488	0.5		531	0.5	43
Non-operating expenses		339	0.3		380	0.3	40
Ordinary income		21,739	18.5		25,033	19.3	3,293
Extra-ordinary income		632	0.5		13	0.0	(619)
Extra-ordinary loss		1,802	1.5		378	0.3	(1,423)
Income before income taxes and minority interests		20,570	17.5		24,667	19.0	4,097
Income taxes-current	7,196			7,511			
Income taxes-deferred	379	7,576	6.4	1,622	9,133	7.0	1,557
Minority interests		50	0.1		49	0.1	(1)
Net income		¥12,943	11.0		¥15,484	11.9	¥2,541

EISAI CO., LTD.
2. CONSOLIDATED STATEMENTS OF INCOME
The Three Quarters of 2002 and 2003 (for nine months)

	April 1, 2002 - December 31, 2002			April 1, 2003 - December 31, 2003			Increase (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales		¥352,182	100.0		¥377,745	100.0	¥25,562
Cost of sales		79,178	22.5		73,408	19.4	(5,769)
Gross profit on sales		273,004	77.5		304,336	80.6	31,331
Provision of reserve for sales returns		152	0.0		100	0.1	(52)
Gross profit		272,851	77.5		304,235	80.5	31,383
Selling and general administrative expenses							
Research and development expenses	42,619			50,601			
Other	168,201	210,821	59.9	187,778	238,379	63.1	27,558
Operating income		62,030	17.6		65,855	17.4	3,825
Non-operating income		2,298	0.7		1,641	0.5	(657)
Non-operating expenses		2,503	0.7		1,803	0.5	(700)
Ordinary income		61,825	17.6		65,693	17.4	3,867
Extra-ordinary income		702	0.2		4,250	1.1	3,547
Extra-ordinary loss		4,747	1.4		1,347	0.3	(3,399)
Income before income taxes and minority interests		57,780	16.4		68,595	18.2	10,815
Income taxes-current	26,715			28,939			
Income taxes-deferred	(4,369)	22,346	6.3	(839)	28,100	7.4	5,753
Minority interests		242	0.1		151	0.1	(90)
Net income		¥35,191	10.0		¥40,343	10.7	¥5,151

EISAI CO., LTD.
3. CONSOLIDATED STATEMENTS OF CASH FLOWS
The Third Quarter for 2002 and 2003 (for three months)

Account Title	October 1, 2002 - December 31, 2002 (Millions of Yen)	October 1, 2003 - December 31, 2003 (Millions of Yen)	Increase (Decrease) (Millions of Yen)
I. Operating activities:			
Income before income taxes and minority interests	¥20,570	¥24,667	
Depreciation and amortization	4,546	4,706	
(Decrease) in allowance for doubtful receivables	(7)	(1)	
Interest and dividend income	(402)	(414)	
Interest expense	17	5	
Equity in earnings of associated companies	(39)	5	
Net loss on sales and disposal of fixed assets	127	361	
Provision for liability for retirement benefits	2,936	2,824	
Loss/Gain on sales of short-term investments and investment securities	(0)	(9)	
Loss on impairment of securities	1,634	_	
Loss on vitamin E litigation settlement	35	_	
(Increase) in trade receivables	(6,202)	(3,211)	
(Increase) in inventories	(1,334)	(816)	
Increase (Decrease) in accounts payable	(304)	1,627	
(Decrease) in other current liabilities	(6,343)	(3,642)	
Increase (Decrease) in reserve for sales rebates	2,252	(3,029)	
Other	(1,110)	(135)	
Sub-total	16,376	22,938	6,561
Interest and dividends received	372	346	
Interest paid	(9)	(35)	
Payments on vitamin E litigation settlement	(442)	_	
Income taxes paid	(10,117)	(19,495)	
Net cash provided by operating activities	6,180	3,754	(2,426)
II. Investing activities:			
Purchases of short-term investments	(6,998)	(4,095)	
Proceeds from sales and redemptions of short-term investments	11,110	5,637	
Purchases of property, plant and equipment	(3,636)	(7,020)	
Proceeds from sales of property, plant and equipment	49	175	
Purchases of intangible assets	(818)	(700)	
Purchases of investment securities	(2,442)	(4,007)	
Proceeds from sales and redemptions of investment securities	29	2,539	
(Increase) in time deposits (exceeding 3 months)	(13)	(372)	
Other	(200)	(1,359)	
Net cash used in investing activities	(2,918)	(9,203)	(6,284)
III.Financing activities:			
Net increase (decrease) in short-term bank borrowings	374	(178)	
Dividends paid	(4,620)	(5,252)	
Other	(59)	(13)	
Net cash used in financing activities	(4,305)	(5,444)	(1,138)
Effect of exchange rate changes on cash and cash equivalents	(375)	(954)	(579)
Net (decrease) in cash and cash equivalents	(1,419)	(11,848)	(10,429)
Cash and cash equivalents at beginning of period	104,603	149,950	
Cash and cash equivalents at end of period	¥103,184	¥138,102	

EISAI CO., LTD.
3. CONSOLIDATED STATEMENTS OF CASH FLOWS
The Three Quarters of 2002 and 2003 (for nine months)

Account Title	April 1, 2002 - December 31, 2002 (Millions of Yen)	April 1, 2003 - December 31, 2003 (Millions of Yen)	Increase (Decrease) (Millions of Yen)
I. Operating activities:			
Income before income taxes and minority interests	¥57,780	¥68,595	
Depreciation and amortization	13,053	13,505	
Increase in allowance for doubtful receivables	7	102	
Interest and dividend income	(1,410)	(1,264)	
Interest expense	59	19	
Equity in earnings of associated companies	(49)	8	
Net loss on sales and disposal of fixed assets	422	366	
Provision for liability for retirement benefits	8,969	9,825	
Gain on exempted obligation of substitutional portion of pension	_	(3,732)	
Loss/Gain on sales of short-term investments and investment securities	(36)	(4)	
Loss on impairment of securities	3,558	112	
Loss on vitamin E litigation settlement	679	_	
Decrease (Increase) in trade receivables	(19,343)	5,284	
(Increase) in inventories	(593)	(1,064)	
Increase in accounts payable	390	2,279	
Increase (Decrease) in other current liabilities	(14,356)	2,914	
(Decrease) in reserve for sales rebates	(1,977)	(1,135)	
Other	(3,690)	(3,745)	
Sub-total	43,463	92,066	48,602
Interest and dividends received	1,306	1,290	
Interest paid	(162)	(69)	
Payments on vitamin E litigation settlement	(1,976)	_	
Income taxes paid	(16,884)	(43,689)	
Net cash provided by operating activities	25,746	49,597	23,851
II. Investing activities:			
Purchases of short-term investments	(20,395)	(7,728)	
Proceeds from sales and redemptions of short-term investments	23,450	14,689	
Purchases of property, plant and equipment	(16,050)	(16,077)	
Proceeds from sales of property, plant and equipment	56	706	
Purchases of intangible assets	(2,596)	(1,968)	
Purchases of investment securities	(9,673)	(18,072)	
Proceeds from sales and redemptions of investment securities	3,986	5,382	
Decrease (Increase) in time deposits (exceeding 3 months)	228	(511)	
Other	93	(925)	
Net cash used in investing activities	(20,901)	(24,504)	(3,602)
III.Financing activities:			
Net (decrease) in short-term bank borrowings	(203)	_	
Purchase of treasury stock	(9,225)	_	
Dividends paid	(9,288)	(9,920)	
Other	(213)	(58)	
Net cash used in financing activities	(18,930)	(9,979)	8,950
Effect of exchange rate changes on cash and cash equivalents	(4,493)	(4,283)	209
Net increase (decrease) in cash and cash equivalents	(18,578)	10,830	29,409
Cash and cash equivalents at beginning of period	121,763	127,271	
Cash and cash equivalents at end of period	¥103,184	¥138,102	

4. SEGMENT INFORMATION

1. Industry Segment Information

(1) For the third quarter, ended December 31, 2002 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥111,575	¥6,171	¥117,747	–	¥117,747
(2) Intersegment sales	69	3,206	3,276	(¥3,276)	–
Total sales	111,645	9,378	121,023	(3,276)	117,747
Operating expenses	89,660	9,302	98,962	(2,806)	96,155
Operating income	¥21,985	¥75	¥22,061	(¥469)	¥21,591

(2) For the third quarter, ended December 31, 2003 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥123,967	¥6,009	¥129,976	–	¥129,976
(2) Intersegment sales	84	3,674	3,759	(¥3,759)	–
Total sales	124,052	9,683	133,736	(3,759)	129,976
Operating expenses	98,467	9,579	108,046	(2,952)	105,094
Operating income	¥25,584	¥104	¥25,689	(¥807)	¥24,882

Notes:

1. The Company classifies consolidated operations into two segments: Pharmaceuticals, including prescription pharmaceuticals, consumer health care products and diagnostics, and Others, which encompasses all operations other than pharmaceuticals.

2. Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals, etc.
Others	Food additives; Chemicals; Machinery; Others

(3) For the three quarters, ended December 31, 2002 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥332,228	¥19,954	¥352,182	–	¥352,182
(2) Intersegment sales	193	10,347	10,540	(¥10,540)	–
Total sales	332,422	30,301	362,723	(10,540)	352,182
Operating expenses	269,291	29,373	298,664	(8,512)	290,152
Operating income	¥63,130	¥928	¥64,058	(¥2,028)	¥62,030

(4) For the three quarters, ended December 31, 2003 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥360,193	¥17,552	¥377,745	–	¥377,745
(2) Intersegment sales	203	11,687	11,890	(¥11,890)	–
Total sales	360,396	29,239	389,635	(11,890)	377,745
Operating expenses	293,315	28,182	321,497	(9,608)	311,889
Operating income	¥67,081	¥1,056	¥68,138	(¥2,282)	¥65,855

Notes:

1. The Company classifies consolidated operations into two segments: Pharmaceuticals, including prescription pharmaceuticals, consumer health care products and diagnostics, and Others, which encompasses all operations other than pharmaceuticals.

2. Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals, etc.
Others	Food additives; Chemicals; Machinery; Others

2. Geographical Segment Information

(1) For the third quarter, ended December 31, 2002 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥66,696	¥41,944	¥6,847	¥2,258	¥117,747	–	¥117,747
(2) Intersegment sales	15,889	3,225	899	16	20,031	(¥20,031)	–
Total sales	82,586	45,170	7,746	2,275	137,778	(20,031)	117,747
Operating expenses	60,806	45,248	7,322	1,741	115,118	(18,963)	96,155
Operating income	¥21,779	(¥77)	¥424	¥534	¥22,659	(¥1,068)	¥21,591

(2) For the third quarter, ended December 31, 2003 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥70,600	¥47,476	¥9,449	¥2,450	¥129,976	–	¥129,976
(2) Intersegment sales	14,521	4,048	1,109	15	19,693	(19,693)	–
Total sales	85,121	51,525	10,558	2,465	149,670	(19,693)	129,976
Operating expenses	64,510	48,963	9,088	1,908	124,470	(19,376)	105,094
Operating income	¥20,611	¥2,561	¥1,469	¥557	¥25,199	(¥317)	¥24,882

Notes:

1. Segmentation by country or region is based on geographical proximity.

2. Major areas and countries included in each category:
   - -North America: The United States and Canada
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Others: East Asia, South-East Asia and South-Central America, etc.

3. Intersegment sales in Japan principally represent product sales from the Parent company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent company.

(3) For the three quarters, ended December 31, 2002 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥197,843	¥126,751	¥20,822	¥6,765	¥352,182	–	¥352,182
(2) Intersegment sales	44,837	9,934	2,309	50	57,132	(¥57,132)	–
Total sales	242,681	136,686	23,132	6,815	409,315	(57,132)	352,182
Operating expenses	180,602	134,672	21,403	5,344	342,023	(51,870)	290,152
Operating income	¥62,079	¥2,013	¥1,728	¥1,470	¥67,292	(¥5,261)	¥62,030

(4) For the three quarters, ended December 31, 2003 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥199,660	¥144,340	¥26,542	¥7,201	¥377,745	–	¥377,745
(2) Intersegment sales	49,725	12,419	2,614	55	64,814	(64,814)	–
Total sales	249,386	156,759	29,156	7,256	442,559	(64,814)	377,745
Operating expenses	189,865	148,709	26,538	5,797	370,910	(59,021)	311,889
Operating income	¥59,520	¥8,050	¥2,617	¥1,459	¥71,648	(¥5,792)	¥65,855

Notes:

1. Segmentation by country or region is based on geographical proximity.

2. Major areas and countries included in each category:
   - -North America: The United States and Canada
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Others: East Asia, South-East Asia and South-Central America, etc.

3. Intersegment sales in Japan principally represent product sales from the Parent company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent company.

3. Overseas Sales

(1) For the third quarter, ended December 31, 2002 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥42,702	¥9,392	¥2,817	¥54,912
2. Consolidated sales				¥117,747
3. Share of overseas sales	36.2 %	8.0%	2.4%	46.6%

(2) For the third quarter, ended December 31, 2003 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥49,059	¥11,962	¥2,908	¥63,931
2. Consolidated sales				¥129,976
3. Share of overseas sales	37.8%	9.2%	2.2%	49.2%

Notes:
1. Segmentation of the areas is based on geographical proximity.

2. Major areas and countries included in this category:
 -North America: The United States and Canada.
 -Europe: The United Kingdom, France, Germany, etc.
 -Asia and Other: East Asia, South-East Asia, and South-Central America, etc.

3. Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

(1) For the three quarters, ended December 31, 2002 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥128,859	¥31,224	¥8,654	¥168,738
2. Consolidated sales				¥352,182
3. Share of overseas sales	36.6 %	8.9%	2.4%	47.9%

(2) For the three quarters, ended December 31, 2003 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥149,750	¥35,108	¥8,847	¥193,705
2. Consolidated sales				¥377,745
3. Share of overseas sales	39.7%	9.3%	2.3%	51.3%

Notes:
1. Segmentation of the areas is based on geographical proximity.

2. Major areas and countries included in this category:
 -North America: The United States and Canada.
 -Europe: The United Kingdom, France, Germany, etc.
 -Asia and Other: East Asia, South-East Asia, and South-Central America, etc.

3. Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

Eisai

04 FEB -5 ... 7:21

Securities Code: 4523

2003.12

Reference Data

Third Quarter Ended December 31, 2003

Eisai Co., Ltd.

January 30, 2004

For Inquiry: Public Relations Department

TEL 81-3-3817-5120 FAX 81-3-3811-3077

http://www.eisai.co.jp/eir/

Contents

*All figures have been rounded to their nearest specified unit.
*Currency exchange rates utilized in the reference data are noted in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Oct. - Dec. 2002) Third Quarter Average Rate	122.95	118.81	187.62
(Dec. 31, 2002) Third Quarter End Rate	119.90	125.08	192.44
(Apr. 2002- Mar. 2003) Fiscal Year Average Rate	121.95	121.04	188.41
(Mar. 31, 2003) Fiscal Year End Rate	120.20	129.83	189.45
(Oct. - Dec. 2003) Third Quarter Average Rate	115.00	132.12	188.93
(Dec. 31, 2003) Third Quarter End Rate	107.13	133.74	190.07
Fiscal Year Ending March 31, 2004 Forecast Rate	115.00	130.00	190.00

*Quarterly financial results for the previous fiscal year ended on March 31, 2003 stated in this material are for reference use only because the Company has initiated disclosure of its quarterly results from the current fiscal year.

*The Company's performance and financial results could differ materially from those reflected in these forward-looking statements due to general, financial, economic, and political conditions affecting the pharmaceutical industry.

I. Consolidated Financial Highlights

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	Third Quarter			Nine Months Ended Dec 31				
	2003	**2004**	Change %	2003	**2004**	Change %	2003	2004 (e)
Net Sales	117.7	**130.0**	110.4	352.2	**377.7**	107.3	466.6	508.0
Cost of Sales	26.5	**25.9**	97.9	79.3	**73.5**	92.7	102.6	100.0
Research and Development Expenses	14.8	**17.1**	115.6	42.6	**50.6**	118.7	59.7	68.5
Selling, General and Administrative Expenses	54.9	**62.1**	113.1	168.2	**187.8**	111.6	228.4	256.5
Operating Income	21.6	**24.9**	115.2	62.0	**65.9**	106.2	75.9	83.0
Ordinary Income	21.7	**25.0**	115.1	61.8	**65.7**	106.3	76.1	82.5
Net Income	12.9	**15.5**	119.6	35.2	**40.3**	114.6	41.0	50.0
Earnings per Share (yen)	44.8	**53.1**	118.5	121.3	**138.3**	114.0	141.2	171.1
Dividends per Share (yen)	-	**-**	-	-	**-**	-	32.0	36.0

*"Cost of Sales" includes "Reversal of reserve for sales returns."

2. Balance Sheet Data

(billions of yen)

March 31	2003		Inc./
	31-Mar	**31-Dec**	Dec.
Total Assets	591.7	**608.5**	16.8
Shareholders' Equity	388.2	**419.4**	31.2

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	Third Quarter			Nine Month Ended Dec 31				
	2003	**2004**	Inc./ Dec.	2003	**2004**	Inc./ Dec.	2003	2004 (e)
Capital Expenditures	4.4	**6.0**	1.6	13.6	**18.6**	5.0	21.9	29.0
Property, plant and equipment	3.6	**5.3**	1.7	11.0	**16.6**	5.6	17.4	24.5
Intangible Assets	0.8	**0.7**	(0.1)	2.6	**2.0**	(0.6)	4.5	4.5
Depreciation/Amortization	4.5	**4.7**	0.2	13.1	**13.5**	0.5	18.0	20.0

*Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets."

4. Cash Flow Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Third Quarter			Nine Month Ended Dec 31			
	2003	**2004**	Inc./ Dec.	2003	**2004**	Inc./ Dec.	2003
Net cash provided by operating activities	6.2	**3.8**	(2.4)	25.7	**49.6**	23.9	57.6
Net cash used in investing activities	(2.9)	**(9.2)**	(6.3)	(20.9)	**(24.5)**	(3.6)	(27.7)
Net cash used in financing activities	(4.3)	**(5.4)**	(1.1)	(18.9)	**(10.0)**	9.0	(19.8)
Cash and cash equivalents at end of period	103.2	**138.1**	34.9	103.2	**138.1**	34.9	127.3
Free Cash Flow	1.8	**(3.8)**	(5.6)	7.1	**32.2**	25.1	31.1

*Free Cash Flow = "Net cash provided by operating activities" + "Capital expenditures" +"Other revenue/payment for continuous activities"

II. Consolidated Statement of Income

1. Consolidated Statement of Income & Explanation

(billions of yen)

	Nine Months Ended Dec 31					
	2003	Sales %	2004	Sales %	Chg. %	Inc./ Dec.
Net sales	352.2	100.0	**377.7**	100.0	107.3	25.6
Cost of sales	79.2	22.5	**73.4**	19.4	92.7	(5.8)
Reversal of reserve for sales returns	0.2	0.0	**0.1**	0.1		(0.1)
Gross profit	272.9	77.5	**304.2**	80.5	111.5	31.4
Research and development expenses	42.6	12.1	**50.6**	13.4	118.7	8.0
Selling, general and administrative expenses	168.2	47.8	**187.8**	49.7	111.6	19.6
Operating income	62.0	17.6	**65.9**	17.4	106.2	3.8
Non-operating income	2.3	0.7	**1.6**	0.5	71.4	(0.7)
Non-operating expenses	2.5	0.7	**1.8**	0.5	72.0	(0.7)
Ordinary income	61.8	17.6	**65.7**	17.4	106.3	3.9
Extraordinary income	0.7	0.2	**4.3**	1.1		3.5
Extraordinary loss	4.7	1.4	**1.3**	0.3		(3.4)
Income before taxes & minority interests	57.8	16.4	**68.6**	18.2	118.7	10.8
Income taxes-current	26.7	7.6	**28.9**	7.6	108.3	2.2
Income taxes-deferred	(4.4)	(1.3)	**(0.8)**	(0.2)		3.5
Minority interests	0.2	0.1	**0.2**	0.1		(0.1)
Net income	35.2	10.0	**40.3**	10.7	114.6	5.2

<Explanation>

Cost of sales
<Decrease Factor(s)>
Business mix and sales product mix change

Research and development expenses
<Increase Factor(s)>
International R&D expenses

Extraordinary Income
<Increase Factor(s)>
Extraordinary gain of 3.7 billion yen by exemption from the substitutional portion of Eisai's welfare

Income taxes-deferred
<Increase Factor(s)>
Revaluation of deferred tax asset

2. Financial Results by Industry Segment

2-1. Consolidated Net Sales by Industry Segment

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		
	2003	**2004**	2003
Net sales to customers	352.2	**377.7**	466.6
Pharmaceuticals	332.2	**360.2**	441.7
(In-house developed products %)	(88.9%)	**(90.5%)**	(89.3%)
Japan	179.6	**184.0**	228.0
North America	125.9	**143.5**	178.4
Europe	20.0	**25.5**	26.1
Asia and others	6.8	**7.2**	9.1
Others	20.0	**17.6**	24.9
Japan	18.2	**15.7**	22.6
Overseas	1.7	**1.9**	2.3

* Sales results by industry segment have been reclassified in accordance with geographical segmentation.
* Major areas and countries included in each category:
  1. *North America: The U.S. and Canada*
  2. Europe: The United Kingdom, Germany, France, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

2-2. Consolidated Operating Income by Industry Segment

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		
	2003	**2004**	2003
Operating income/loss	62.0	**65.9**	75.9
Pharmaceutical	63.1	**67.1**	77.7
Others	0.9	**1.1**	0.7
Eliminations and Corporate	(2.0)	**(2.3)**	(2.5)

3. Financial Results by Geographical Area

3-1. Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		
	2003	**2004**	2003
Net sales to customers	352.2	**377.7**	466.6
Japan	197.8	**199.7**	250.6
North America	126.8	**144.3**	179.5
Europe	20.8	**26.5**	27.3
Asia and others	6.8	**7.2**	9.1
Overseas sales	154.3	**178.1**	216.0
Overseas sales (%)	43.8%	**47.1%**	46.3%

3-2. Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		
	2003	**2004**	2003
Operating income/loss	62.0	**65.9**	75.9
Japan	62.1	**59.5**	70.2
North America	2.0	**8.1**	5.7
Europe	1.7	**2.6**	2.4
Asia and others	1.5	**1.5**	1.7
Eliminations and corporate	(5.3)	**(5.8)**	(4.1)

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		
	2003	**2004**	2003
Net sales to customers	352.2	**377.7**	466.6
North America	128.9	**149.8**	185.9
Europe	31.2	**35.1**	36.0
Asia and others	8.7	**8.8**	11.6
Overseas sales	168.7	**193.7**	233.5
Overseas sales (%)	47.9%	**51.3%**	50.0%

* Sales results by industry segment have been reclassified in accordance with geographical segmentation.

* *Major areas and countries included in each category:*

1. North America: The U.S. and Canada
2. Europe: The United Kingdom, Germany, France, etc.
3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

5. Global Product Sales

5-1. *ARICEPT* Sales by Area

Years Ended/Ending March 31 Area		Nine months ended Dec 31 2003	Nine months ended Dec 31 **2004**	2003
Japan	¥ Billions	17.0	**21.6**	21.9
U.S.	¥ Billions	54.7	**62.8**	74.5
	US $ Millions	445	**546**	611
U.K.	¥ Billions	0.8	**0.8**	0.9
	UK £ Millions	4	**4**	5
Germany	¥ Billions	3.5	**4.9**	4.4
	Euro Millions	30	**37**	37
France	¥ Billions	8.4	**11.7**	11.3
	Euro Millions	71	**88**	93
Europe Total	¥ Billions	12.7	**17.4**	16.6
Asia and others	¥ Billions	1.7	**1.8**	2.3
Total	¥ Billions	86.1	**103.6**	115.3

*Sales forecast for Eisai sales territories for the year ending March 2004 has been revised to ¥144.0 billion from the semiannual financial disclosure in November.

5-2. *ACIPHEX/PARIET* Sales by Area

Years Ended/Ending March 31 Area		Nine months ended Dec 31 2003	Nine months ended Dec 31 **2004**	2003
Japan	¥ Billions	4.6	**11.5**	5.8
U.S.	¥ Billions	71.1	**80.7**	103.8
	US $ Millions	578	**701**	851
U.K.	¥ Billions	4.3	**4.7**	5.6
	UK £ Millions	23	**25**	30
Germany	¥ Billions	0.7	**0.8**	0.9
	Euro Millions	6	**6**	7
Europe Total	¥ Billions	4.9	**5.5**	6.5
Asia and others	¥ Billions	1.0	**1.2**	1.3
Total	¥ Billions	81.6	**98.9**	117.4

*Sales forecast for Eisai sales territories for the year ending March 2004 has been revised to ¥138.0 billion from the semiannual financial disclosure in November.

<Reference> [Non-consolidated]

Eisai Inc. (U.S.A.) / Pharmaceutical Sales, Production

Years Ended/Ending March 31		Nine months ended Dec 31		
		2003	**2004**	2003
Net sales	¥ Billions	128.5	**145.7**	181.7
	US $ Millions	1,045	**1,267**	1,490
Operating income	¥ Billions	2.4	**7.4**	6.3
	US $ Millions	20	**64**	52
Net income	¥ Billions	1.7	**4.4**	3.9
	US $ Millions	14	**39**	32
Operating income before Royalty deduction	¥ Billions	17.5	**24.7**	27.0
	US $ Millions	143	**214**	222

Eisai China Inc. (China) / Pharmaceutical Sales, Production

Years Ended/Ending March 31		Nine months ended Dec 31		
		2003	**2004**	2003
Net sales	¥ Billions	2.4	**2.7**	3.3
	Chinese RMB Millions	159	**186**	221
Operating income	¥ Billions	0.8	**0.8**	0.9
	Chinese RMB Millions	51	**52**	61
Net income	¥ Billions	0.7	**0.7**	0.8
	Chinese RMB Millions	45	**47**	56

*The fiscal year of Eisai China Inc. ends on December 31. Average rate of Japanese yen to Chinese Yuan was 15.25 yen from January 1 to September 30, 2002, 14.30 yen from January 1, 2003 to September 30, 2003 and 15.14 yen from January 1, 2002 to December 31, 2002, respectively.

Eisai Korea Inc. (Korea) / Pharmaceutical Sales

Years Ended/Ending March 31		Nine months ended Dec 31		
		2003	**2004**	2003
Net sales	¥ Billions	1.5	**1.7**	2.0
	Korean Won Billions	15	**18**	20
Operating income	¥ Billions	0.2	**0.2**	0.2
	Korean Won Billions	2	**3**	2
Net income	¥ Billions	0.1	**0.2**	0.2
	Korean Won Billions	1	**2**	2

*Average rate of Japanese yen to the Korean Won was 0.1005 yen from April 1 to December 31, 2002. Average rate was 0.0972 yen from April 1 to December 31, 2003 and 0.1002 yen from April 1, 2002 to March 31, 2003, respectively.

6. Selling, General and Administrative Expenses (Including R&D expenses)

6-1. Research and Development Expenses (R&D expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			
	2003	**2004**	2003	2004 (e)
Net sales	352.2	**377.7**	466.6	508.0
Research and development expenses	42.6	**50.6**	59.7	68.5
Percentage of sales (%)	12.1%	**13.4%**	12.8%	13.5%

6-2. Selling, General and Administrative Expenses (SG&A expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			
	2003	**2004**	2003	2004 (e)
Net sales	352.2	**377.7**	466.6	508.0
Selling, general and administrative expenses	168.2	**187.8**	228.4	256.5
Personnel expenses	42.1	**44.1**	55.7	-
Marketing expenses	107.4	**121.2**	147.4	-
Administrative expenses and others	18.7	**22.4**	25.4	-
Percentage of sales (%)	47.8%	**49.7%**	48.9%	50.5%

6-3. Selling General and Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			
	2003	**2004**	2003	2004 (e)
Net sales	352.2	**377.7**	466.6	508.0
Selling, general and administrative expenses (including R&D expenses)	210.8	**238.4**	288.1	325.0
Percentage of sales (%)	59.9%	**63.1%**	61.8%	64.0%

III. Consolidated Balance Sheet

1. Consolidated Balance Sheet & Explanation

<Assets>

(billions of yen)

	2003 31-Mar	%	**2003 31-Dec**	%	Change %	Inc./ Dec.
Current assets:						
Cash and time deposits	101.3		**73.2**			(28.0)
Accounts receivable-trade	149.0		**140.2**			(8.9)
Short-term investments	35.3		**72.1**			36.8
Inventories	35.1		**34.5**			(0.5)
Deferred tax assets	19.3		**17.8**			(1.5)
Other current assets	9.2		**10.6**			1.4
Allowance for doubtful receivables	(0.2)		**(0.2)**			0.0
Total current assets	349.0	59.0	**348.2**	57.2	99.8	(0.8)
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	57.2		**58.3**			1.1
Machinery and vehicles	22.5		**21.0**			(1.5)
Land	19.1		**18.9**			(0.2)
Construction in progress	4.5		**8.0**			3.6
Others	8.5		**8.4**			(0.0)
Total property, plant and equipment	111.7	18.9	**114.6**	18.9	102.7	3.0
Intangible assets	16.0	2.7	**14.8**	2.4	92.5	(1.2)
Investment in other assets:						
Investments in securities	67.0		**82.6**			15.6
Long-term loans receivable	0.1		**0.1**			(0.0)
Deferred tax assets	18.8		**18.2**			(0.6)
Other investments	30.1		**30.9**			0.9
Allowance for doubtful receivables	(0.9)		**(1.0)**			(0.1)
Total investments and other assets	115.0	19.4	**130.8**	21.5	113.7	15.8
Total fixed assets	242.7	41.0	**260.3**	42.8	107.2	17.5
Total assets	591.7	100.0	**608.5**	100.0	102.8	16.8

<Explanation>

Short-term investment
<Increase Factor(s)>
Invested assets increase

Investments in securities
<Increase Factor(s)>
Invested assets increase
Improved market value

<Liabilities and Shareholders' Equity>

(billions of yen)

	2003 31-Mar	%	2003 31-Dec	%	Chg. %	Inc./ Dec.
Current liabilities:						
Accounts payable-trade	16.1		**17.7**			1.6
Short-term borrowings	0.0		**0.0**			(0.0)
Current portion of straight bonds	0.1		**0.1**			-
Accounts payable-other	41.1		**40.3**			(0.8)
Accrued expenses	22.6		**19.6**			(3.0)
Accrued income taxes	23.0		**8.0**			(15.0)
Reserve for sales rebates	37.6		**32.5**			(5.0)
Other reserves	0.8		**1.0**			0.2
Other current liabilities	4.6		**7.8**			3.2
Total current liabilities	146.0	24.7	**127.0**	20.9	87.0	(19.0)
Long-term liabilities:						
Deferred tax liabilities	0.3		**1.1**			0.8
Liabilities for retirement benefits	45.4		**49.1**			3.7
Allowance for retirement of Directors	1.8		**1.8**			0.0
Other long-term liabilities	0.6		**0.7**			0.1
Total long-term liabilities	48.1	8.1	**52.8**	8.7	109.6	4.6
Total liabilities	194.1	32.8	**179.8**	29.6	92.6	(14.4)
Minority interests	9.3	1.6	**9.3**	1.5	99.6	(0.0)
Shareholders' equity:						
Common stock	45.0	7.6	**45.0**	7.4		-
Capital surplus	55.2	9.3	**55.2**	9.1		-
Retained earnings	302.7	51.2	**333.0**	54.7		30.4
Net unrealized gains on available-for-sale securities	1.4	0.2	**6.2**	1.0		4.8
Foreign currency translation adjustments	(1.5)	(0.2)	**(5.5)**	(0.9)		(4.0)
Treasury stock	(14.6)	(2.5)	**(14.6)**	(2.4)		(0.0)
Total shareholders' equity	388.2	65.6	**419.4**	68.9	108.0	31.2
Total liabilities, minority interests and shareholders' equity	591.7	100.0	**608.5**	100.0	102.8	16.8

<Explanation>

Accrued income taxes
<Decrease Factor(s)>
Interim tax payment in Japan

Net unrealized gains on available-for-sale securities
<Increase Factor(s)>
Improved market value

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			<Explanation>
	2003	**2004**	Inc./ Dec.	
Operating activities				
Income before income taxes & minority interests	57.8	**68.6**	10.8	
Depreciation and amortization	13.1	**13.5**	0.5	
Other non-cash losses/gains	12.5	**6.3**	(6.2)	
Operating assets/liabilities increase/decrease	(35.9)	**7.8**	43.7	**Operating assets/ liabilities increase/ decrease**
Others	(4.0)	**(4.2)**	(0.2)	<Increase Factor(s)> Trade receivables decrease
Subtotal	43.5	**92.1**	48.6	
Interest paid/received	1.1	**1.2**	0.1	
Payments on vitamin E litigation settlement	(2.0)	**-**	2.0	
Cash paid for income taxes	(16.9)	**(43.7)**	(26.8)	
Net cash provided by operating activities	25.7	**49.6**	23.9	
Investing activities				
Capital expenditures	(18.6)	**(18.0)**	0.6	**Capital expenditures** Investment in property, plant and equipment comes to 16.1 billion yen
Other revenue/payment for continuous activities	0.0	**0.7**	0.7	
Purchases/sales of securities	(2.6)	**(5.7)**	(3.1)	
Others	0.3	**(1.4)**	(1.8)	
Net cash used in investing activities	(20.9)	**(24.5)**	(3.6)	
Dividends paid	(9.3)	**(9.9)**	(0.6)	
Short-term debt proceeds/payments	(0.2)	**-**	0.2	
Treasury stock purchase	(9.2)	**-**	9.2	
Others	(0.2)	**(0.1)**	0.2	
Net cash used in financing activities	(18.9)	**(10.0)**	9.0	
Effect of exchange rate changes on cash and cash equivalents	(4.5)	**(4.3)**	0.2	
Net increase in cash and cash equivalents	(18.6)	**10.8**	29.4	
Cash and cash equivalents at beginning of year	121.8	**127.3**	5.5	
Cash and cash equivalents at end of year	103.2	**138.1**	34.9	

(billions of yen)

Years Ended March 31	Nine months ended Dec 31		
	2003	**2004**	Inc./ Dec.
Free Cash Flow	7.1	**32.2**	25.1

Note: Free Cash Flow = "Net cash provided by operating activities" + "Capital expenditures" +"Other revenue/payment for continuous activities"

V. Non-Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31 2003	Nine months ended Dec 31 **2004**	Change %	Inc./ Dec.	2003	2004 (e)
Net Sales	227.9	**234.0**	102.7	6.1	289.6	300.0
Cost of Sales	67.2	**64.4**	95.8	(2.8)	85.6	81.0
Research and Development Expenses	41.1	**49.0**	119.2	7.9	57.6	66.0
Selling, General and Administrative Expenses	61.5	**64.9**	105.4	3.3	81.1	87.0
Operating Income	58.0	**55.7**	96.0	(2.3)	65.3	66.0
Ordinary Income	57.2	**55.2**	96.4	(2.0)	64.8	65.0
Net Income	32.1	**35.6**	110.7	3.4	34.2	40.0

*"Cost of Sales" includes "Reversal of reserve for sales returns."
*Forecast for the year ending/ended March 31, 2004 has been revised from the annual financial disclosure in May 2003.

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31 2003	Nine months ended Dec 31 **2004**	2003	2004 (e)
Net Sales	227.9	**234.0**	289.6	300.0
Pharmaceuticals	197.6	**202.3**	250.2	261.5
Prescription Pharmaceuticals(Including Drug Substance/Bulk Tablets)	181.1	**187.2**	229.4	241.0
(Ratio of in-house developed products to Prescription Pharmaceuticals) (%)	(78.2%)	**(80.3%)**	(78.0%)	-
Consumer Health Care Products	16.5	**15.0**	20.8	20.5
Others (Food Additives/Chemicals, Machinery, etc.)	9.9	**7.4**	11.9	8.0
Industrial Property Rights, etc. Income	20.4	**24.3**	27.5	30.5

*Animal Health business was transferred to another company in February 2003.
*For the year ending March 2004, business segmentation categories have been changed from the previous "Prescription Pharmaceuticals" and "Others."

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31 2003	Nine months ended Dec 31 **2004**	2003	2004 (e)
Net Sales	227.9	**234.0**	289.6	300.0
Export	59.1	**65.2**	76.5	76.5
North America	44.3	**48.6**	58.3	-
Europe	11.7	**13.1**	14.1	-
Asia and Others	3.2	**3.4**	4.1	-
Ratio of Exports to Sales(%)	25.9%	**27.9%**	26.4%	25.5%

*In accordance with the modification to geographical segmentation with regard to North America and Europe as of the interim period ended September 30, 2003, the figures for the interim period ended September 30, 2002 and fiscal year ended March 31, 2003 have also been reclassified respectively.
*Major areas and countries included in each category:
1) North America: The U.S. and Canada
2) Europe: The United Kingdom, Germany, France, etc.
3) Asia and Others: East Asia, South-East Asia, and South-Central America, etc.
*Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31		Nine months ended Dec 31				
Product	Description	2003	**2004**	Change %	2003	2004 (e)
METHYCOBAL	Peripheral neuropathy treatment	24.6	**24.6**	99.9	31.1	32.0
ARICEPT	Alzheimer's disease treatment	17.0	**21.6**	127.0	21.9	30.0
SELBEX	Gastritis/gastric ulcer medication	21.1	**19.0**	89.9	26.8	26.0
PARIET	Proton pump inhibitor	4.6	**11.5**	250.9	5.8	15.0
GLAKAY	Osteoporosis treatment	9.1	**8.0**	87.2	11.4	11.0
IOMERON	Non-ionic contrast medium	7.6	**7.4**	97.5	9.5	9.0
MYONAL	Muscle relaxant	7.0	**6.8**	96.8	8.8	9.0
NITOROL-R	Long-acting isosorbide dinitrate	4.9	**4.1**	85.2	6.1	6.0
GLUCAGON G NOVO	Endoscopic examination/hypoglycemia treatment	3.6	**3.6**	100.0	4.4	4.5
AZEPTIN	Anti-allergy agent	3.2	**2.5**	78.2	4.8	5.0
RULID	Long-acting macrolide antibiotic	2.6	**2.4**	90.5	3.5	3.0
INHIBACE	Long-acting ACE inhibitor	2.5	**2.0**	80.9	3.1	3.0
Prescription Pharmaceuticals Total		146.5	**149.4**	102.0	185.7	197.0

*Segmentation of "Prescription Pharmaceutical Total" have been modified as of the interim period ended September 30, 2003.

5. *ACIPHEX/PARIET, ARICEPT* Drug Substance / Bulk Tablets Sales

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31				
	2003	**2004**	Change %	2003	2004 (e)
ACIPHEX/PARIET bulk tablets/drug substance (export)	23.6	**25.9**	109.7	28.9	30.0
ARICEPT drug substance (export)	11.1	**12.0**	108.3	14.8	14.0
Bulk Substance / Tablets Total	34.7	**37.9**	109.2	43.7	44.0

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31		Nine months ended Dec 31				
		2003	**2004**	Change %	2003	2004 (e)
CHOCOLA BB Group	Vitamin B_2 preparation	7.3	**6.8**	92.2	9.2	10.0
Vitamin-E Group	JUVELUX / Natural Vitamin E preparation	2.5	**2.3**	90.4	3.2	3.0
SACLON Group	SACLON / Indigestion & heartburn treatment	2.2	**1.8**	83.0	2.7	2.0
NABOLIN Group	NABOLIN / Active-type Vitamin B_{12}	0.9	**1.2**	127.1	1.2	1.5
Consumer Health Care Products Total		16.5	**15.0**	91.3	20.8	20.5

7. Selling, General and Administrative Expenses (including R&D expenses)

7-1. Research and Development Expenses (R&D expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			
	2003	**2004**	2003	2004 (e)
Net sales	227.9	**234.0**	289.6	300.0
Research and development expenses	41.1	**49.0**	57.6	66.0
(Ratio of Overseas R&D Expenses to Total R&D Expenses) (%)	(31.2%)	**(35.7%)**	(31.8%)	-
Percentage of sales (%)	18.0%	**21.0%**	19.9%	22.0%

7-2. Selling, General and Administrative Expenses (SG&A expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			
	2003	**2004**	2003	2004 (e)
Net sales	227.9	**234.0**	289.6	300.0
Selling, general and administrative expenses	61.5	**64.9**	81.1	87.0
Personnel expenses	28.3	**28.8**	37.6	-
Marketing expenses	20.8	**23.5**	26.8	-
Administrative expenses and others	12.5	**12.5**	16.7	-
Percentage of sales (%)	27.0%	**27.7%**	28.0%	29.0%

7-3. Selling, General and Administrative Expenses (including R&D expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			
	2003	**2004**	2003	2004 (e)
Net sales	227.9	**234.0**	289.6	300.0
Selling, general and administrative expenses (including R&D)	102.7	**113.9**	138.7	153.0
Percentage of sales (%)	45.0%	**48.7%**	47.9%	51.0%

8. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			
	2003	**2004**	2003	2004 (e)
Capital expenditures	9.6	**12.8**	15.9	20.5
Property, plant and equipment	7.1	**11.0**	11.6	17.0
Intangible assets	2.5	**1.7**	4.4	3.5
Depreciation/Amortization	9.5	**10.0**	13.0	13.0

Note: Depreciation/amortization includes "Property, plant and equipment" as well as "Intangible assets".

VI. Changes in Quarterly Results [Consolidated]

1. Consolidated Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	2003				2004		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Net sales	115.2	119.2	117.7	114.4	116.6	131.1	**130.0**
Cost of sales	28.0	24.9	26.5	23.3	23.0	24.6	**25.9**
Research and development expenses	13.5	14.4	14.8	17.1	16.9	16.6	**17.1**
Selling, general and administrative expenses	54.7	58.6	54.9	60.2	57.7	67.9	**62.1**
Operating income	19.0	21.4	21.6	13.8	19.1	21.9	**24.9**
Non-operating income/expenses	(0.7)	0.3	0.1	0.5	0.5	(0.8)	**0.2**
Ordinary income	18.3	21.7	21.7	14.3	19.6	21.1	**25.0**
Extraordinary income/expenses	(0.2)	(2.7)	(1.2)	(2.3)	(0.2)	3.4	**(0.4)**
Income before taxes and minority interests	18.2	19.0	20.6	12.0	19.4	24.5	**24.7**
Net income	11.2	11.1	12.9	5.8	12.3	12.5	**15.5**
Earnings per share (yen)	38.3	38.2	44.8	19.8	42.3	42.9	**53.1**

*"Cost of Sales" includes "Reversal of reserve for sales returns."

2. Consolidated Balance Sheet Data

<Assets>

(billions of yen)

March 31	2002			2003			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	**31-Dec**
Current assets	314.3	319.1	321.5	349.0	346.0	357.7	**348.2**
Fixed assets	235.1	237.5	236.8	242.7	248.0	258.4	**260.3**
Property, plant and equipment	109.5	111.0	110.2	111.7	112.6	114.3	**114.6**
Intangible assets	14.1	14.4	14.7	16.0	15.8	15.2	**14.8**
Investments and other assets	111.5	112.1	111.9	115.0	119.5	128.9	**130.8**
Total assets	549.5	556.6	558.3	591.7	594.0	616.1	**608.5**

<Liabilities and Shareholders' Equity>

(billions of yen)

March 31	2002			2003			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	**31-Dec**
Current liabilities	131.6	133.2	124.7	146.0	135.5	147.9	**127.0**
Long-term liabilities	43.0	44.3	47.3	48.1	51.9	49.5	**52.8**
Total liabilities	174.6	177.5	172.0	194.1	187.4	197.4	**179.8**
Minority Interests	9.2	9.3	9.4	9.3	9.4	9.4	**9.3**
Shareholders' equity	365.7	369.8	376.9	388.2	397.2	409.3	**419.4**
Total liabilities, minority interests and shareholders' equity	549.5	556.6	558.3	591.7	594.0	616.1	**608.5**

3. Consolidated Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2003				2004		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Capital expenditures	3.2	6.0	4.4	8.3	5.2	7.4	**6.0**
Property, plant and equipment	2.8	4.6	3.6	6.4	4.5	6.8	**5.3**
Intangible assets	0.4	1.4	0.8	1.9	0.7	0.6	**0.7**
Depreciation/Amortization	4.1	4.4	4.5	4.9	4.3	4.5	**4.7**

* *Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets."*

4. Consolidated Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	2003				2004		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Net cash provided by operating activities	12.1	7.4	6.2	31.9	16.9	28.9	**3.8**
Net cash used in investing activities	(7.9)	(10.1)	(2.9)	(6.8)	(3.8)	(11.5)	**(9.2)**
Net cash used in financing activities	(5.4)	(9.3)	(4.3)	(0.9)	(4.5)	(0.0)	**(5.4)**
Effect of exchange rate changes on cash and cash equivalent	115.8	104.6	103.2	127.3	136.4	150.0	**138.1**
Free cash flow	5.1	0.2	1.8	24.0	12.1	24.0	**(3.8)**

Note: Free Cash Flow = "Net cash provided by operating activities" + "Capital expenditures" +"Other revenue/payment for continuous activities"

5. Consolidated *ARICEPT* Sales by Area

(billions of yen)

Years Ended/Ending March 31		2003 First Quarter	2003 Second Quarter	2003 Third Quarter	2003 Fourth Quarter	2004 First Quarter	2004 Second Quarter	**2004 Third Quarter**
Japan	¥ Billions	5.4	5.5	6.1	4.8	7.0	6.7	**7.9**
North America	¥ Billions	14.8	18.7	21.2	19.9	19.1	23.1	**20.5**
	US $ Millions	116	155	173	166	162	197	**187**
U.K.	¥ Billions	0.5	0.4	0.0	0.1	0.3	0.2	**0.2**
	UK £ Millions	3	2	0	0	1	1	**1**
Germany	¥ Billions	1.5	0.9	1.1	0.9	2.1	1.3	**1.5**
	Euro Millions	13	7	9	7	15	10	**12**
France	¥ Billions	2.6	2.8	3.0	2.9	3.4	4.1	**4.2**
	Euro Millions	22	24	25	23	25	31	**32**
EU total	¥ Billions	4.6	4.0	4.1	3.9	5.8	5.7	**6.0**
Asia and others	¥ Billions	0.7	0.6	0.4	0.6	0.6	0.6	**0.6**
Total	¥ Billions	25.4	28.8	31.9	29.2	32.5	36.1	**35.0**

6. Consolidated *ACIPHEX/PARIET* Sales by Area

(billions of yen)

Years Ended/Ending March 31		2003 First Quarter	2003 Second Quarter	2003 Third Quarter	2003 Fourth Quarter	2004 First Quarter	2004 Second Quarter	**2004 Third Quarter**
Japan	¥ Billions	1.6	1.4	1.6	1.2	1.7	4.1	**5.7**
North America	¥ Billions	24.1	26.7	20.3	32.7	22.6	31.4	**26.7**
	US $ Millions	190	223	166	272	191	266	**244**
U.K.	¥ Billions	1.3	1.4	1.5	1.3	1.3	1.6	**1.8**
	UK £ Millions	7	8	8	7	7	8	**10**
Germany	¥ Billions	0.2	0.2	0.2	0.2	0.3	0.3	**0.3**
	Euro Millions	2	2	2	2	2	2	**2**
EU total	¥ Billions	1.5	1.6	1.7	1.6	1.6	1.8	**2.1**
Asia and others	¥ Billions	0.3	0.3	0.4	0.3	0.3	0.4	**0.5**
Total	¥ Billions	27.6	30.1	24.0	35.8	26.3	37.7	**35.0**

*Sales results in the U.K. and EU total have been reclassified between the second quarter and third quarter of the fiscal year ended March 31, 2003.

<Reference> [Non-consolidated] Eisai Inc. (U.S.A.)

(billions of yen)

Years Ended/Ending March 31		2003 First Quarter	2003 Second Quarter	2003 Third Quarter	2003 Fourth Quarter	2004 First Quarter	2004 Second Quarter	**2004 Third Quarter**
Net sales	¥ Billions	40.2	46.0	42.3	53.2	42.4	55.3	**48.1**
	US $ Millions	316	383	345	445	358	470	**440**
Operating income	¥ Billions	0.6	1.7	0.1	3.9	1.0	4.0	**2.4**
	US $ Millions	5	14	1	32	8	34	**22**
Net income	¥ Billions	0.5	1.1	0.1	2.3	0.7	2.4	**1.4**
	US $ Millions	4	9	1	19	5	20	**13**
Operating income before Royalty deduction	¥ Billions	4.8	6.9	5.8	9.5	6.2	10.4	**8.0**
	US $ Millions	38	57	47	79	53	88	**73**

VII. Changes in Quarterly Results (Non-Consolidated)

1. Non-Consolidated Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	2003				2004		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Net sales	76.8	73.4	77.7	61.7	76.5	77.4	**80.2**
Cost of sales	22.9	21.8	22.5	18.4	20.8	21.3	**22.3**
Research and development expenses	12.9	14.1	14.2	16.5	16.0	16.4	**16.6**
Selling, general and administrative expenses	20.8	20.4	20.4	19.5	20.6	22.4	**22.0**
Operating income	20.3	17.2	20.6	7.2	19.1	17.3	**19.3**
Ordinary income	19.1	17.6	20.6	7.6	19.6	16.4	**19.2**
Net income	11.4	8.4	12.4	2.1	12.3	10.6	**12.7**

*"Cost of Sales" includes "Reversal of reserve for sales returns."

2. Non-Consolidated Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31	2003				2004		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
METHYCOBAL	8.4	8.1	8.1	6.5	8.3	7.8	**8.4**
ARICEPT	5.4	5.5	6.1	4.8	7.0	6.7	**7.9**
SELBEX	7.2	6.7	7.2	5.7	6.7	5.8	**6.4**
PARIET	1.6	1.5	1.6	1.2	1.7	4.1	**5.7**
GLAKAY	3.2	2.9	3.0	2.3	2.8	2.5	**2.6**
IOMERON	2.5	2.5	2.6	1.9	2.6	2.3	**2.6**
MYONAL	2.4	2.3	2.3	1.8	2.3	2.2	**2.3**
NITOROL-R	1.8	1.5	1.6	1.2	1.4	1.2	**1.5**
GLUCAGON G NOVO	1.2	1.1	1.2	0.8	1.2	1.1	**1.3**
AZEPTIN	1.3	0.9	1.0	1.6	1.0	0.7	**0.9**
RULID	0.9	0.7	1.0	0.8	0.8	0.7	**0.9**
INHIBACE	0.9	0.8	0.8	0.6	0.7	0.6	**0.7**
Prescription Pharmaceuticals Total	49.6	46.4	50.4	39.3	48.9	46.6	**53.9**

*For the fiscal year ending March 31, 2004, the segmentation of "Prescription Pharmaceutical Total" have been partially modified. "Prescription Pharmaceutical Total" for the year ended March 31, 2003 have also been partially modified.

3. Non-Consolidated *ACIPHEX/PARIET, ARICEPT* Drug Substance / Bulk Tablets Sales

(billions of yen)

Years Ended/Ending March 31	2003				2004		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
ACIPHEX/PARIET bulk tablets/drug substance (export)	8.1	7.9	7.6	5.3	9.4	9.8	**6.6**
ARICEPT drug substance (export)	4.4	3.1	3.6	3.7	4.6	3.8	**3.6**
Bulk substance / Tablets total	12.5	11.1	11.1	9.1	14.0	13.7	**10.2**

4. Non-Consolidated Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	2003				2004		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
CHOCOLA BB Group	2.4	2.6	2.3	1.8	2.5	2.2	**2.1**
Vitamin-E Group	0.6	1.0	0.9	0.6	0.6	0.8	**0.9**
SACLON Group	0.6	0.7	0.8	0.5	0.5	0.6	**0.7**
NABOLIN Group	0.5	0.2	0.3	0.3	0.2	0.7	**0.3**
Consumer Health Care Total	5.1	5.7	5.7	4.3	4.3	5.5	**5.2**

VIII. Major R&D Pipeline Candidates

Changes from Previous Disclosure

1. NDAs for new formulations of ARICEPT, rapid disintegration tablet and liquid formulation in the U.S. were submitted
2. MAA for new formulation of ARICEPT, rapid disintegration tablet in the EU was submitted
3. Application submitted for PARIET for Zollinger-Ellison syndrome and other pathological hypersecretory conditions in the EU
4. Phase II study for D2E7 for rheumatoid arthritis was initiated in Japan
5. Phase II study for E7210, ultrasound contrast medium, was initiated in Japan
6. Phase II study for E2014 for cervical dystonia was initiated in Japan
7. Phase II study for E0167 for recurrence of hepatocellular carcinoma was initiated in Japan

1. International Development

1-1. Filed for Approval

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S. E.U.	Sep-02 Oct-02	Vascular Dementia Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. Non-approvable letter was received from FDA for vascular dementia (VaD) indication on July 3, 2003. Discussion with FDA regarding this indication will continue.	Tab.	In-house
ARICEPT E2020 (Additional form)	U.S. E.U.	Dec-03 Dec-03	Rapid Disintegration Tablet Already existing in tablet form. Filed for rapid disintegration tablet for patients who have difficulty swallowing tablets and to contribute to improved compliance.	RDT	In-house
ARICEPT E2020 (Additional form)	U.S.	Dec-03	Liquid Formulation Already existing in tablet form. Filed for liquid formulation for patients who have difficulty swallowing and will contribute to improved compliance.	Liquid	In-house
PARIET E3810 (Additional indication)	E.U.	Sep-03	On-demand therapy for symptomatic GORD Currently used for the treatment of symptomatic GORD in the EU. An application for on-demand therapy of symptomatic GORD was submitted.	Tab.	In-house
PARIET E3810 (Additional indication)	E.U.	Dec-03	Zollinger-Ellison syndrome and other pathological hypersecretory conditions Already used in the treatment of peptic ulcers. Filed for the treatment of Zollinger-Ellison syndrome and other pathological hypersecretory conditions	Tab.	In-house

1-2. Phase III

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S. E.U.	2005	Severe Dementia due to Alzheimer's disease Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
ARICEPT E2020 (Additional indication)	E.U.	2005	Dementia associated with Parkinson's disease Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house

1-3. Phase II

(Product) Name (Research Code)	Area	Description	Form.	Origin
E5564	U.S.	Septic Shock/Endotoxin Antagonist A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Under development for the treatment of sepsis.	Inj.	In-house
E5564	U.S. E.U.	Prevention of endotoxin-related complications after coronary artery bypass graft surgery A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Now in phase II development for the prevention of endotoxin-related complications after coronary artery bypass graft surgery.	Inj.	In-house
E7070	U.S. E.U.	Anti-cancer/Cell Cycle G1 Phase Arresting Agent The compound induces apoptosis by inhibiting cell cycle progression in the G1 phase. Under development as an anti-cancer agent with a novel mechanism of action.	Inj.	In-house
ARICEPT E2020 (Additional indication)	U.S.	Migraine Prophylaxis Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase II trials for the prophylaxis of migraine headaches.	Tab.	In-house
E2007	U.S. E.U.	Multiple Sclerosis, Epilepsy and Parkinson's disease / AMPA receptor antagonist Selectively antagonizes the AMPA-type glutamate receptor and inhibits neuronal cell death. Under development as a treatment for multiple sclerosis, epilepsy and Parkinson's disease.	Tab.	In-house

2. Development in Japan

2-1. Approved

(Product) Name (Research Code)	Date	Description	Form.	Origin
PARIET E3810 (Additional indication)	Jul-03	Maintenance Therapy for Gastroesophageal Reflux Disease (GERD) Already used for the treatment of peptic ulcers. Received an approval for maintenance therapy for GERD.	Tab.	In-house

2-2. Filed for Approval

(Product) Name (Research Code)	Application	Description	Form.	Origin
MYONAL E2000 (Additional form)	Mar-97	Muscle Relaxant Absorption via a transdermal patch has been shown to relieve skeletal muscle spasticity and to mitigate muscle stiffness and pain from poor circulation and is expected to improve various symptoms of muscle tension.	Transdermal	In-house
ARICEPT E2020 (Additional form)	Mar-03	Rapid Disintegration Tablet Already marketed in tablet and fine granule forms. Filed rapid disintegration tablet form.	RDT	In-house
CLEACTOR E6010 (Additional indication)	May-03	Treatment of Pulmonary Embolism A novel second generation t-PA with a structure modified by utilizing recombinant DNA techniques. Designated as an orphan drug, E6010 is expected to be the first t-PA indicated for the treatment of pulmonary embolism in Japan.	Inj.	In-house
T-614	Sep-03	Anti-rheumatic Agent Inhibits lymphocyte proliferation and immunoglobulin production by suppressing the production of inflammatory cytokines. Expected to improve chronic rheumatoid arthritis.	Tab.	Toyama Chemical

2-3. Phase III

(Product) Name (Research Code)	Description	Expected Application	Form.	Origin
PARIET E3810 (Additional indication)	Eradication of *H. pylori* in combination with antibiotics Currently used for the treatment of peptic ulcers in Japan. E3810 is now in phase III trials for the eradication of *H. pylori* in combination with antibiotics.	2005	Tab.	In-house

2-4. Phase II

(Product) Name (Research Code)	Description	Form.	Origin
E3620	Gastroprokinetic agent/5-HT_3 Receptor Antagonist/5-HT_4 Receptor Agonist The compound has dual action as a serotonin type 3 receptor antagonist and a serotonin type 4 receptor agonist and is under development for gastrointestinal motility disorders. It is expected to improve the sense of fullness and anorexia associated with chronic gastritis and to improve bowel function and abdominal pain associated with irritable bowel syndrome.	Tab.	In-house
KES524	Obesity Management/Central Acting Serotonin & Noradrenaline Reuptake Inhibitor Inhibits the reuptake of the cerebral neurotransmitters, noradrenaline and serotonin, enhancing the feeling of satiety and energy consumption resulting in loss of body weight.	Cap.	Abbott
CLEACTOR E6010 (Additional indication)	Treatment of Cerebral Embolism A novel second generation t-PA with a structure modified by utilizing recombinant techniques. E6010 is under development to become the first t-PA for the treatment of cerebral embolism in Japan.	Inj.	In-house
TAMBOCOR (E0735) (Additional indication)	Paroxysmal Atrial Fibrillation/Flutter The compound has already been approved as a treatment for tachyarrythmias in Japan and is in phase II clinical trials for the treatment of sporadic atrial fibrillation/flutter.	Tab.	3M
ARICEPT E2020 (Additional indication)	Severe Dementia due to Alzheimer's disease Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. Now in phase II trials for the treatment of severe dementia.	Tab.	In-house
D2E7	Human Anti TNF-α Monoclonal Antibody Blocking the activity of Tumor Necrosis Factor alpha (TNF-α) which triggers inflammation such as rheumatoid arthritis (RA), D2E7 is expected to be effective in patients with RA.	Inj.	Abbott
E7210	Ultrasound Contrast Medium Microbubbles of E7210 reflect ultrasound. Microbubbles do not disappear easily, thereby stable imaging is expected.	Inj.	Bracco
E2014	Cervical Dystonia / Botulinum Toxin Type B Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles.	Inj.	Elan
E0167	Recurrence of Hepatocellular Carcinoma Already vitamin K_2 (menatetorenone) has been used for the treatment of osteoporosis. Phase II trials have been initiated for the prevention of recurrence of hepatocellular carcinoma.	Cap.	In-house

IX. Major News Releases

Date	Description
January 30, 2004	Another U.S. legal action over ACIPHEX ANDA filing commenced
January 13, 2004	JUSTAT family of products, athlete's foot and ringworm treatments launched
January 7, 2004	Notice of assuming all distribution responsibilities for ACIPHEX announced
December 22, 2003	MAA for new formulation of ARICEPT, rapid disintegration tablet in the EU submitted
December 18, 2003	NDAs for new formulations of ARICEPT, rapid disintegration tablet and liquid formulation in the U.S. submitted
December 15, 2003	PARIET for Zollingger-Ellison syndrome and other pathological hypersecretory conditions submitted in the EU
November 21, 2003	U.S. legal action over ACIPHEX ANDA filing commenced
November 13, 2003	Notice of conclusion of license agreement regarding research information of lung cancer gene announced
November 10, 2003	JUVELUX E PURE, natural vitamin E capsule launched
November 5, 2003	Notice concerning Food Additives and Chemicals Division to be split off into a newly incorporated subsidiary announced
November 5, 2003	Notice concerning dissolution of subsidiary, Eisai Pharma-Chem Europe Ltd., announced
October 22, 2003	SKAINAR ANTITUSSIVE & EXPECTORANT, a consumer health care medication for cough and expectoration partially voluntarily recalled
September 24, 2003	T-614, jointly developed with Toyama Chemical Co., Ltd., submitted for NDA for the treatment of rheumatoid arthritis in Japan.
September 18, 2003	SKAINAR S TABLETS FOR RHINITIS containing pseudoephedrine hydrochloride for nasal congestion launched
September 16, 2003	Application for modification to the Posology and Method of Administration section of the PARIET SmPC for the on-demand therapy of symptomatic GORD submitted to the U.K. MHRA for the EU mutual recognition procedure
September 12, 2003	MAXALT 10mg Tablet, MAXALT RPD 10mg Tablet, 5-HT1B/1D receptor agonist-type migraine treatment agents launched
September 9, 2003	Rasagiline submitted for NDA for the treatment of Parkinson's disease by Teva Pharmaceutical Industries Ltd.
September 3, 2003	Application for the exemption from the substitutional retirement portion of Eisai Pension Fund approved
August 19, 2003	NABOLIN S, a Mecobalamin (Activated Vitamin B_{12}) Tablet launched
July 30, 2003	Marketing alliance agreement for MAXALT, a migraine treatment agent partially amended
July 30, 2003	Independent company will be established for chemicals and food additives business
July 18, 2003	PARIET 10 mg received approval for maintenance therapy for Gastroesophageal Reflux Disease(GERD)
July 4, 2003	FDA did not approve the indication of vascular dementia for ARICEPT
July 1, 2003	Notice concerning stock options including the amount to be paid for the exercise of stock options announced
June 24, 2003	Notice of allotment of stock options announced
June 23, 2003	Activated Vitamin B_2 tablet, CHOCOLA BB PLUS launched in Japan
May 26, 2003	sNDA of CLEACTOR for acute pulmonary embolism submitted
May 15, 2003	Agreement with Teva for co-development of rasagiline for Alzheimer's disease, and co-promotion for Parkinson's disease, in the U.S. signed
May 13, 2003	Notice on providing stock options in the form of new stock issuance announced
May 13, 2003	Notice concerning acquisition of the company's own shares in the market announced
April 3, 2003	CHOCOLA CC WHITE for hyperpigmentation due to sunburn or other causes launched in Japan